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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934


                     Commission File No. 333-58492
                                     --------------

FanZ Enterprises, Inc.
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            (Exact name of registrant as specified in its charter)


5419 Cayman Drive, Suite 100, Carmel, Indiana 46033 (317) 815-1128
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         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
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           (Title of each class of securities covered by this Form)

None
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    / /        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    / /

*BY MEANS OF THIS AMENDED FORM 15, FANZ ENTERPRISES, INC. REQUESTS THAT THE FORM 15 FILED WITH THE SEC ON SEPTEMBER 13, 2002 BE WITHDRAWN.

        Approximate number of holders of record as of the certification or
notice date:          1
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        Pursuant to the requirements of the Securities Exchange Act of 1934,
FanZ Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated:   November 13, 2002            By:  /s/ J. Roe Hitchcock
        -----------------                 -------------------------------
                                      Name: J. Roe Hitchcock
                                      Title: Chief Executive Officer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

AMENDED FORM 15